UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

January 4, 2024
Commission File Number: 001-39084

Innate Pharma S.A.
(Translation of registrant's name into English)

Innate Pharma S.A.
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [ ]

Innate Pharma S.A.

This Report on Form 6-K shall be deemed to be incorporated by reference in the registration statements on Form F-3 (Nos. 333- 23881 and 333-265826) of Innate Pharma S.A. (the “Company” or “Innate Pharma”), to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

Press Releases and Announcements

On January 4, 2024, Innate Pharma announced that the U.S. Food and Drug Administration (“FDA”) lifted the partial clinical hold placed on the lacutamab IND.  On October 5, Innate Pharma announced that the lacutamab IND has been placed on partial clinical hold by the FDA following a recent patient death in the Company’s ongoing lacutamab trials IPH4102-201 (Phase 2 TELLOMAK) and 102 (Phase 1b PTCL). The death of a patient affected by Sézary Syndrome was initially considered due to hemophagocytic lymphohistiocytosis (“HLH”), a rare hematologic disorder.  The FDA decision to lift the partial clinical hold is based on the FDA review of the fatal case which Innate Pharma, together with a steering committee of independent experts, determined to be related to aggressive disease progression and unrelated to lacutamab.

On January 4, 2024, Innate Pharma also announced that it has sought to strengthen the Company’s leadership and corporate governance with the appointment of two new members of the Executive Board of the Company (the “Executive Board”). Arvind Sood, Executive Vice President (“EVP”), President of U.S. operations and Dr Sonia Quaratino, EVP, Chief Medical Officer are thus joining Hervé Brailly, interim Chief Executive Officer (“CEO”) and Yannis Morel, EVP, Chief Operating Officer.

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Yannis Morel, the current EVP, Business Development and Product Portfolio Strategy and member of the Executive Board, broadens his remit to become EVP, Chief Operating Officer, extending his operational responsibility to the management of research and early development, working with Innate Pharma Chief Scientific Officer Prof. Eric Vivier, and Chief Development Officer, Nicola Beltraminelli.

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Dr. Sonia Quaratino, current EVP, Chief Medical Officer is appointed to the Executive Board. Dr. Quaratino joined Innate Pharma in October 2023 bringing over 25 years of experience in basic research, clinical development, and translational medicine, having worked in academia, global large pharmaceuticals, and biotech companies.

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Arvind Sood joins the Company in a newly created position of EVP, Innate Pharma SA and President of U.S. operations. Mr. Sood is also appointed to the Executive Board. Based in the United States, Mr. Sood will be responsible for the execution of the Company’s U.S. strategy, helping expand the Company’s investor relations efforts in the United States, and sourcing business development and corporate development opportunities in the United States, including liaising with academic institutions and clinical key opinion leaders. Mr. Sood joins Innate Pharma most recently from Amgen and has amassed over four decades of experience within large biopharma companies in areas including commercial operations, investor relations and financial communications. Arvind joins Innate Pharma from Amgen, where he most recently served as vice president, Investor Relations. Prior to his time at Amgen, Arvind served as senior vice president, Investor Relations and Financial Communications at Aventis S.A. (now Sanofi), based in Paris, France. Arvind also worked at the Upjohn Company (now Pfizer) of Kalamazoo, Michigan, where he served in several functions including pharmaceutical sales, marketing and investor relations. He obtained his undergraduate degree in Business Administration from Western Michigan University and his master's degree in Business Administration from Central Michigan University..

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As previously announced, Hervé Brailly is acting as interim CEO and Chairman of the Executive Board since January 1, 2024, while a permanent successor is sought. Mr. Brailly was previously Innate Pharma’s Chairman of the Supervisory Board. He is a co-founder of the Company and was previously CEO until December 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: January 4, 2024	By: /s/ Hervé Brailly
Name: Hervé Brailly
Title: Interim Chief Executive Officer and Chairman of the Supervisory Board